As filed with the Securities and Exchange Commission on April 18, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-8/S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NUANCE COMMUNICATIONS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	94-3156479
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
1 Wayside Road
Burlington, Massachusetts 01803
(Address of principal executive offices, including zip code)

Stand-Alone Inducement Restricted Stock Grants
and
Stand-Alone Inducement Stock Option Grants
(Full title of the plan)

James R. Arnold, Jr.
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, Massachusetts 01803
(Name and address of agent for service)

(781) 565-5000
(Telephone number, including area code, of agent for service)

Copies to:

Jo-Anne Sinclair, Esq. Vice President and General Counsel Nuance Communications, Inc. 1 Wayside Road Burlington, Massachusetts 01803 (781) 565-5000	Katharine A. Martin, Esq. Robert Sanchez, Esq. Adam M. Dinow, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Securities to	Amount to be	Offering Price	Aggregate Offering	Registration
be Registered	Registered(1)	Per Share	Price(3)	Fee
Common Stock, $0.001 par value, issued as inducement grants of restricted stock	662,434 shares(2)	$16.08(3)	$10,651,939	$327.01
Common Stock, $0.001 par value, to be issued as inducement grants of restricted stock	497,406 shares(4)	$16.08(3)	$7,998,288	$245.55
Common Stock, $0.001 par value, issued as inducement grants of stock options	400,000 shares(5)	$9.61	$3,844,000	$118.01
Common Stock, $0.001 par value, to be issued as inducement grants of stock options	736,500 shares(4)	$16.08(3)	$11,842,920	$363.58

(1)	Pursuant to Rule 416 under the Securities Act, this Registration Statement shall also cover any additional shares of Nuance Communications, Inc.’s common stock that become issuable by reason of any stock split, stock dividend, recapitalization or other similar transaction.
(2)	Represents shares of common stock reserved for issuance pursuant to the inducement restricted stock granted on October 10, 2006 to Donald Hunt in connection with his employment.
(3)	Estimated solely for the purpose of computing the registration fee and based on the average high and low sale prices of the common stock of Nuance Communications, Inc. as reported on the Nasdaq Global Select Market on April 12, 2007 in accordance with Ruled 457(c) and 457(h) under the Securities Act.
(4)	Represents shares of common stock reserved for issuance pursuant certain inducement option grants and inducement restricted stock awards to be issued to certain new employees.
(5)	Represents shares of common stock reserved for issuance upon the exercise of inducement options granted on October 10, 2006 to Donald Hunt in connection with his employment.

PROSPECTUS

DATED APRIL 18, 2007

662,434 SHARES

Common Stock

This prospectus relates to 662,434 shares of Common Stock of Nuance Communications, Inc. (we, the “Company” or “Nuance”), which may be offered from time to time by a stockholder of Nuance listed on page 10 for his own account. The Company will receive no part of the proceeds from sales made by the selling stockholder. The shares may be offered by the selling stockholder from time to time in one or more transactions in the over-the-counter market at prices prevailing therein, in negotiated transactions at such prices as may be agreed upon, or in a combination of such methods of sale. The price at which any of the shares may be sold, and the commissions, if any, paid in connection with any such sale, are unknown and may vary from transaction to transaction. The selling stockholder will bear all sales commissions and similar expenses. Any other expenses incurred by Nuance in connection with the registration and offering that are not borne by the selling stockholder will be borne by us.

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “NUAN.” On April 17, 2007, the last reported sale price for our common stock on the Nasdaq Global Select Market was $16.78 per share.

Investing in our Common Stock involves risks.

See “Risk Factors” beginning on page 2.

The Securities and Exchange Commission may take the view that, under certain circumstances, the selling stockholder and any broker-dealers or agents that participate with the selling stockholder in the distribution of the shares may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is April 18, 2007

Page

NUANCE COMMUNICATIONS, INC	1
FORWARD-LOOKING STATEMENTS	1
RISK FACTORS	2
USE OF PROCEEDS	10
SELLING STOCKHOLDER	10
PLAN OF DISTRIBUTION	11
LEGAL MATTERS	12
EXPERTS	13
INFORMATION INCORPORATED BY REFERENCE	13
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT	II-1
SIGNATURES	II-5
EX-4.4 STAND ALONE STOCK OPTION AGREEMENT
EX-4.5 STAND ALONE RESTRICTED STOCK OPTION AGREEMENT
EX-5.1 LEGAL OPINION OF GARRISON SMITH
EX-23.1 CONSENT OF S.R. BATLIBOI & ASSOCIATES
EX-23.2 CONSENT OF BDO SEIDMAN, LLP
EX-23.3 CONSENT OF PRICEWATERHOUSECOOPERS LLP
EX-23.4 CONSENT OF GRANT THORNTON LLP
EX-23.5 CONSENT OF DELOITTE & TOUCHE LLP
EX-23.6 CONSENT OF KOST FORER GABBAY & KASIERER

You should rely only on the information contained or incorporated by reference in this Prospectus and in any accompanying Prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this Prospectus. The shares of Common Stock offered under this Prospectus are offered only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of the Common Stock.

IN THIS PROSPECTUS, THE “COMPANY,” “NUANCE,” “WE,” “US,” AND “OUR” REFER TO NUANCE COMMUNICATIONS, INC.

NUANCE COMMUNICATIONS, INC.

Nuance was incorporated in 1992 as Visioneer, Inc. In 1999, we changed our name to ScanSoft, Inc. and also changed our ticker symbol to SSFT. In October 2004, we changed our fiscal year end to September 30, resulting in a nine-month fiscal year for 2004. In October 2005, we changed our name to Nuance Communications, Inc., to reflect our core mission of being the world’s most comprehensive and innovative provider of speech solutions, and in November 2005 we changed our ticker symbol to NUAN.

Our corporate headquarters and executive offices are located at 1 Wayside Road, Burlington, Massachusetts 01803. Our telephone number is 781-565-5000. Our website is located on the internet at www.nuance.com.

FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated into this Prospectus by reference contain forward-looking statements that we have made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, management’s beliefs, and assumptions made by management. Words such as “expects,” “believes,” “seeks,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, that are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in such forward-looking statements. Such risks and uncertainties include those described in “Risk Factors” and elsewhere in this Prospectus and in the documents incorporated into this Prospectus by reference. You are cautioned not to place undue reliance on these forward-looking statements which reflect management’s view only as of the date of this Prospectus. We undertake no obligation to update such statements or publicly release the result of any revisions to these forward-looking statements after the date hereof or to reflect the occurrence of unanticipated events.

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in or incorporated by reference into this prospectus, before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we do not currently believe are important to an investor may also harm our business operations. If any of the events, contingencies, circumstances or conditions described in the following risks actually occurs, our business, financial condition or our results of operations could be seriously harmed. If that happens, the trading price of our common stock could decline and you may lose part or all of the value of any of our shares held by you.

Risks Related to Our Business

Our operating results may fluctuate significantly from period to period, and this may cause our stock price to decline.

Our revenue and operating results have fluctuated in the past and we expect our revenue and operating results to continue to fluctuate in the future. Given this fluctuation, we believe that quarter to quarter comparisons of our revenue and operating results are not necessarily meaningful or an accurate indicator of our future performance. As a result, our results of operations may not meet the expectations of securities analysts or investors in the future. If this occurs, the price of our stock would likely decline. Factors that contribute to fluctuations in our operating results include the following:

•	slowing sales by our distribution and fulfillment partners to their customers, which may place pressure on these partners to reduce purchases of our products;

•	volume, timing and fulfillment of customer orders;

•	our efforts to generate additional revenue from our portfolio of intellectual property;

•	concentration of operations with one manufacturing partner and ability to control expenses related to the manufacture, packaging and shipping of our boxed software products;

•	customers delaying their purchasing decisions in anticipation of new versions of our products;

•	customers delaying, canceling or limiting their purchases as a result of the threat or results of terrorism;

•	introduction of new products by us or our competitors;

•	seasonality in purchasing patterns of our customers;

•	reduction in the prices of our products in response to competition or market conditions;

•	returns and allowance charges in excess of accrued amounts;

•	timing of significant marketing and sales promotions;

•	impairment charges against goodwill and other intangible assets;

•	write-offs of excess or obsolete inventory and accounts receivable that are not collectible;

•	increased expenditures incurred pursuing new product or market opportunities;

•	general economic trends as they affect retail and corporate sales; and

•	higher than anticipated costs related to fixed-price contracts with our customers.

Due to the foregoing factors, among others, our revenue and operating results are difficult to forecast. Our expense levels are based in significant part on our expectations of future revenue, and we may not be able to reduce our expenses quickly to respond to a shortfall in projected revenue. Therefore, our failure to meet revenue expectations would seriously harm our operating results, financial condition and cash flows.

We have grown, and may continue to grow, through acquisitions, which could dilute our existing shareholders and could involve substantial integration risks.

As part of our business strategy, we have in the past acquired, and expect to continue to acquire, other businesses and technologies. In connection with past acquisitions, we issued a substantial number of shares of our common stock as transaction consideration and also incurred significant debt to finance the cash consideration used for our acquisition of Dictaphone Corporation, Bluestar Resources Limited (the parent of Focus Enterprises Limited and Focus Infosys India Private Limited) (collectively, “Focus”) and our pending acquisition of BeVocal. We may continue to issue equity securities for future acquisitions, which would dilute our existing stockholders, perhaps significantly depending on the terms of the acquisition. We may also incur additional debt in connection with future acquisitions, which, if available at all, may place additional restrictions on our ability to operate our business. Furthermore, our prior acquisitions required substantial integration and management efforts. Acquisitions of this nature involve a number of risks, including:

•	difficulty in transitioning and integrating the operations and personnel of the acquired businesses, including different and complex accounting and financial reporting systems;

•	potential disruption of our ongoing business and distraction of management;

•	potential difficulty in successfully implementing, upgrading and deploying in a timely and effective manner new operational information systems and upgrades of our finance, accounting and product distribution systems;

•	difficulty in incorporating acquired technology and rights into our products and technology;

•	unanticipated expenses and delays in completing acquired development projects and technology integration;

•	management of geographically remote units both in the United States and internationally;

•	impairment of relationships with partners and customers;

•	customers delaying purchases of our products pending resolution of product integration between our existing and our newly acquired products;

•	entering markets or types of businesses in which we have limited experience; and

•	potential loss of key employees of the acquired company.

As a result of these and other risks, we may not realize anticipated benefits from our acquisitions. Any failure to achieve these benefits or failure to successfully integrate acquired businesses and technologies could seriously harm our business.

Purchase accounting treatment of our acquisitions could decrease our net income in the foreseeable future, which could have a material and adverse effect on the market value of our common stock.

Under accounting principles generally accepted in the United States of America, we have accounted for our acquisitions using the purchase method of accounting. Under purchase accounting, we record the market value of our common stock or other form of consideration issued in connection with the acquisition and the amount of direct transaction costs as the cost of acquiring the company or business. We have allocated that cost to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as acquired technology, acquired trade names and acquired customer relationships based on their respective fair values. Intangible assets generally will be amortized over a five to ten year period. Goodwill and certain intangible assets with indefinite lives, are not subject to amortization but are subject to at least an annual impairment analysis, which may result in an impairment charge if the carrying value exceeds its implied fair value. As of December 31, 2006, we had identified intangible assets amounting to approximately $217.2 million and goodwill of approximately $705.4 million.

Our significant debt could adversely affect our financial health and prevent us from fulfilling our obligations under our credit facility.

We have a significant amount of debt. On April 5, 2007, we entered into an amended and restated credit facility which consists of a $442.0 million term loan due March 2013 and a $75.0 million revolving credit line due March 2012. Our debt level could have important consequences, for example it could:

•	require us to use of a large portion of our cash flow to pay principal and interest on the credit facility, which will reduce the availability of our cash flow to fund working capital, capital expenditures, research and development expenditures and other business activities;

•	restrict us from making strategic acquisitions or exploiting business opportunities;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our debt, our ability to borrow additional funds, dispose of assets or pay cash dividends.

In addition, a substantial portion of our debt bears interest at variable rates. If market interest rates increase, our debt service requirements will increase, which would adversely affect our cash flow. While we have entered into an interest rate swap agreement limiting our exposure for a portion of our debt, such agreement does not offer complete protection from this risk.

We have a history of operating losses, and we may incur losses in the future, which may require us to raise additional capital on unfavorable terms.

We reported net losses of approximately $1.2 million for the fiscal quarter ended December 31, 2006 and $22.9 million, $5.4 million and $9.4 million for fiscal years 2006, 2005 and 2004, respectively. We had an accumulated deficit of approximately $191.4 million at December 31, 2006. If we are unable to achieve and maintain profitability, the market price for our stock may decline, perhaps substantially. We cannot assure you that our revenue will grow or that we will achieve or maintain profitability in the future. If we do not achieve profitability, we may be required to raise additional capital to maintain or grow our operations. The terms of any additional capital, if available at all, may be highly dilutive to existing investors or contain other unfavorable terms, such as a high interest rate and restrictive covenants.

We depend on limited or sole source suppliers for critical components. The inability to obtain sufficient components as required, and under favorable purchase terms, would harm our business.

We are dependent on certain suppliers, including limited and sole source suppliers, to provide key components used in our products. We have experienced, and may continue to experience, delays in component deliveries, which in turn could cause delays in product shipments and require the redesign of certain products. In addition, if we are unable to procure necessary components under favorable purchase terms, including at favorable prices and with the order lead-times needed for the efficient and profitable operation of our business, our results of operations could suffer.

Speech technologies may not achieve widespread acceptance by businesses, which could limit our ability to grow our speech business.

We have invested and expect to continue to invest heavily in the acquisition, development and marketing of speech technologies. The market for speech technologies is relatively new and rapidly evolving. Our ability to increase revenue in the future depends in large measure on acceptance of speech technologies in general and our products in particular. The continued development of the market for our current and future speech solutions will also depend on the following factors:

•	consumer demand for speech-enabled applications;

•	development by third-party vendors of applications using speech technologies; and

•	continuous improvement in speech technology.

Sales of our speech products would be harmed if the market for speech technologies does not continue to develop or develops more slowly than we expect, and, consequently, our business could be harmed and we may not recover the costs associated with our investment in our speech technologies.

The markets in which we operate are highly competitive and rapidly changing, and we may be unable to compete successfully.

There are a number of companies that develop or may develop products that compete in our targeted markets. The individual markets in which we compete are highly competitive, and are rapidly changing. Within imaging, we compete directly with ABBYY, Adobe, I.R.I.S. and NewSoft. Within speech, we compete with AT&T, Fonix, IBM, Microsoft and Philips. Within healthcare dictation and transcription, we compete with Philips Medical, Spheris and other smaller providers. In speech, some of our partners such as Avaya, Cisco, Edify, Genesys and Nortel develop and market products that can be considered substitutes for our solutions. In addition, a number of smaller companies in both speech and imaging produce technologies or products that are in some markets competitive with our solutions. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the ability of their technologies to address the needs of our prospective customers.

The competition in these markets could adversely affect our operating results by reducing the volume of the products we license or the prices we can charge. Some of our current or potential competitors, such as Adobe, IBM and Microsoft, have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products than we do.

Some of our customers, such as IBM and Microsoft, have developed or acquired products or technologies that compete with our products and technologies. These customers may give higher priority to the sale of these competitive products or technologies. To the extent they do so, market acceptance and penetration of our products, and therefore our revenue, may be adversely affected.

Our success will depend substantially upon our ability to enhance our products and technologies and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing customer requirements and incorporate technological advancements. If we are unable to develop new products and enhance functionalities or technologies to adapt to these changes, or if we are unable to realize synergies among our acquired products and technologies, our business will suffer.

The failure to successfully maintain the adequacy of our system of internal control over financial reporting could have a material adverse impact on our ability to report our financial results in an accurate and timely manner.

Our management’s assessment of the effectiveness of our internal control over financial reporting, as of September 30, 2005, identified a material weakness in our internal controls related to tax accounting, primarily as a result of a lack of necessary corporate accounting resources and ineffective execution of certain controls designed to prevent or detect actual or potential misstatements in the tax accounts. While we have taken remediation measures to correct this material weakness, which measures are more fully described in Item 9A of our Annual Report on Form 10-K/A, we cannot assure you that we will not have material weaknesses in our internal controls in the future. Any failure in the effectiveness of our system of internal control over financial reporting could have a material adverse impact on our ability to report our financial results in an accurate and timely manner.

A significant portion of our revenue and a significant portion of our research and development are conducted internationally. Our results could be harmed by economic, political, regulatory and other risks associated with these international regions.

Because we license our products worldwide, our business is subject to risks associated with doing business internationally. We anticipate that revenue from international operations will continue to increase in the remainder of fiscal 2007. Reported international revenue, classified by the major geographic areas in which our customers are located, represented approximately $31.9 million for the fiscal quarter ended December 31, 2006 and approximately $100.2 million, $71.5 million and $39.4 million, for fiscal 2006, 2005 and 2004 respectively. Most of our international revenue is generated by sales in Europe and Asia. In addition, some of our products are developed and manufactured outside the United States. A significant portion of the development and manufacturing of our speech products are completed in Belgium, and a significant portion of our imaging research and development is conducted in Hungary. In connection with prior acquisitions we have added research and development resources in Aachen, Germany, Montreal, Canada and Tel Aviv, Israel. Accordingly, our future results could be harmed by a variety of factors associated with international sales and operations, including:

•	changes in a specific country’s or region’s economic conditions;

•	geopolitical turmoil, including terrorism and war;

•	trade protection measures and import or export licensing requirements imposed by the United States or by other countries;

•	compliance with foreign and domestic laws and regulations;

•	negative consequences from changes in applicable tax laws;

•	difficulties in staffing and managing operations in multiple locations in many countries;

•	difficulties in collecting trade accounts receivable in other countries; and

•	less effective protection of intellectual property.

We are exposed to fluctuations in foreign currency exchange rates.

Because we have international subsidiaries and distributors that operate and sell our products outside the United States, we are exposed to the risk of changes in foreign currency exchange rates or declining economic conditions in these countries. In certain circumstances, we have entered into forward exchange contracts to hedge against foreign currency fluctuations on intercompany balances with our foreign subsidiaries. We use these contracts to reduce our risk associated with exchange rate movements, as the gains or losses on these contracts are intended to offset any exchange rate losses or gains on the hedged transaction. We do not engage in foreign currency speculation. Hedges are designated and documented at the inception of the hedge and are evaluated for effectiveness monthly. Forward exchange contracts hedging firm commitments qualify for hedge accounting when they are designated as a hedge of the foreign currency exposure and they are effective in minimizing such exposure. With our increased international presence in a number of geographic locations and with international revenue projected to increase in the remainder of fiscal 2007, we are exposed to changes in foreign currencies including the Euro, British Pound, Canadian Dollar, Japanese Yen, Israeli New Shekel and the Hungarian Forint. Changes in the value of the Euro or other foreign currencies relative to the value of the U.S. dollar could adversely affect future revenue and operating results.

Impairment of our intangible assets could result in significant charges which would adversely impact our future operating results.

We have significant intangible assets, including goodwill and intangibles with indefinite lives, which are susceptible to valuation adjustments as a result of changes in various factors or conditions. The most significant intangible assets are patents and core technology, completed technology, customer relationships and trademarks. Customer relationships are amortized on an accelerated basis based upon the pattern in which the economic benefit of customer relationships are being utilized. Other identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives. We assess the potential impairment of identifiable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors which could trigger an impairment of such assets, include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of or use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in our stock price for a sustained period; and

•	a decline in our market capitalization below net book value.

Future adverse changes in these or other unforeseeable factors could result in an impairment charge that would impact our results of operations and financial position in the reporting period identified. As of December 31, 2006, we had identified intangible assets amounting to approximately $217.2 million and goodwill of approximately $705.4 million.

If we are unable to attract and retain key personnel, our business could be harmed.

If any of our key employees were to leave us, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any successor obtains the necessary training and experience. Our employment relationships are generally at-will and we have had key employees leave us in the past. We cannot assure you that one or more key employees will not leave us in the future. We intend to continue to hire additional highly qualified personnel, including software engineers and operational personnel, but we may not be able to attract, assimilate or retain qualified personnel in the future. Any failure to attract, integrate, motivate and retain these employees could harm our business.

Our medical transcription services may be subject to legal claims for failure to comply with laws governing the confidentiality of medical records.

Healthcare professionals who use our medical transcription services deliver to us health information about their patients including information that constitutes a record under applicable law that we may store on our computer systems. Numerous federal and state laws and regulations, the common law and contractual obligations govern collection, dissemination, use and confidentiality of patient-identifiable health information, including:

•	state and federal privacy and confidentiality laws;

•	our contracts with customers and partners;

•	state laws regulating healthcare professionals;

•	Medicaid laws; and

•	the Health Insurance Portability and Accountability Act of 1996 and related rules proposed by the Health Care Financing Administration.

The Health Insurance Portability and Accountability Act of 1996 establishes elements including, but not limited to, federal privacy and security standards for the use and protection of protected health information. Any failure by us or by our personnel or partners to comply with applicable requirements may result in a material liability to us.

Although we have systems and policies in place for safeguarding protected health information from unauthorized disclosure, these systems and policies may not preclude claims against us for alleged violations of applicable requirements. There can be no assurance that we will not be subject to liability claims which could have a material adverse affect on our business, results of operations and financial condition.

Risks Related to Our Intellectual Property and Technology

Unauthorized use of our proprietary technology and intellectual property will adversely affect our business and results of operations.

Our success and competitive position depend in large part on our ability to obtain and maintain intellectual property rights protecting our products and services. We rely on a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our intellectual property and proprietary rights. Unauthorized parties may attempt to copy aspects of our products or to obtain, license, sell or otherwise use information that we regard as proprietary. Policing unauthorized use of our products is difficult and we may not be able to protect our technology from unauthorized use. Additionally, our competitors may independently develop technologies that are substantially the same or superior to ours and that do not infringe our rights. In these cases, we would be unable to prevent our competitors from selling or licensing these similar or superior technologies. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. Although the source code for our proprietary software is protected both as a trade secret and as a copyrighted work, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation, regardless of the outcome, can be very expensive and can divert management efforts.

Third parties have claimed and may claim in the future that we are infringing their intellectual property, and we could be exposed to significant litigation or licensing expenses or be prevented from selling our products if such claims are successful.

From time to time, we are subject to claims that we or our customers may be infringing or contributing to the infringement of the intellectual property rights of others. We may be unaware of intellectual property rights of others that may cover some of our technologies and products. If it appears necessary or desirable, we may seek licenses for these intellectual property rights. However, we may not be able to obtain licenses from some or all claimants, the terms of any offered licenses may not be acceptable to us, and we may not be able to resolve disputes without litigation. Any litigation regarding intellectual property could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. In the event of a claim of intellectual property infringement, we may be required to enter into costly royalty or license agreements. Third parties claiming intellectual property infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to develop and sell our products.

On November 8, 2006, VoiceSignal Technologies, Inc. filed an action against us and eleven of our resellers in the United States District Court for the Western District of Pennsylvania claiming patent infringement. Damages were sought in an unspecified amount. In the lawsuit, VoiceSignal alleges that we are infringing United States Patent No. 5,855,000 which is related to improving correction in a dictation application based on a two input analysis. We believe these claims have no merit and intend to defend the action vigorously.

On May 31, 2006 GTX Corporation (“GTX”), filed an action against us in the United States District Court for the Eastern District of Texas claiming patent infringement. Damages were sought in an unspecified amount. In the lawsuit, GTX alleged that we are infringing United States Patent No. 7,016,536 entitled “Method and Apparatus for Automatic Cleaning and Enhancing of Scanned Documents.” We believe these claims have no merit and intend to defend the action vigorously.

On November 27, 2002, AllVoice Computing plc (“AllVoice”) filed an action against us in the United States District Court for the Southern District of Texas claiming patent infringement. In the lawsuit, AllVoice alleges that we are infringing United States Patent No. 5,799,273 entitled “Automated Proofreading Using Interface Linking Recognized Words to their Audio Data While Text is Being Changed” (the “273 Patent”). The ‘273 Patent generally discloses techniques for manipulating audio data associated with text generated by a speech recognition engine. Although we have several products in the speech recognition technology field, we believe that our products do not infringe the ‘273 Patent because, in addition to other defenses, they do not use the claimed techniques. Damages are sought in an unspecified amount. We filed an Answer on

December 23, 2002. The United States District Court for the Southern District of Texas entered summary judgment against AllVoice and dismissed all claims against Nuance on February 21, 2006. AllVoice filed a notice of appeal from this judgment on April 26, 2006. We believe these claims have no merit and intend to defend the action vigorously.

We believe that the final outcome of the current litigation matters described above will not have a significant adverse effect on our financial position and results of operations. However, even if our defense is successful, the litigation could require significant management time and could be costly. Should we not prevail in these litigation matters, we may be unable to sell and/or license certain of our technologies we consider to be proprietary, and our operating results, financial position and cash flows could be adversely impacted.

Our software products may have bugs, which could result in delayed or lost revenue, expensive correction, liability to our customers and claims against us.

Complex software products such as ours may contain errors, defects or bugs. Defects in the solutions or products that we develop and sell to our customers could require expensive corrections and result in delayed or lost revenue, adverse customer reaction and negative publicity about us or our products and services. Customers who are not satisfied with any of our products may also bring claims against us for damages, which, even if unsuccessful, would likely be time-consuming to defend, and could result in costly litigation and payment of damages. Such claims could harm our reputation, financial results and competitive position.

Risks Related to Our Corporate Structure, Organization and Common Stock

The holdings of our two largest stockholders may enable them to influence matters requiring stockholder approval.

On March 19, 2004, Warburg Pincus, a global private equity firm agreed to purchase all outstanding shares of our stock held by Xerox Corporation for approximately $80 million. Additionally, on May 9, 2005 and September 15, 2005 we sold shares of common stock, and warrants to purchase common stock to Warburg Pincus for aggregate gross proceeds of approximately $75.1 million. As of December 31, 2006, Warburg Pincus beneficially owned approximately 23% of our outstanding common stock, including warrants exercisable for up to 7,066,538 shares of our common stock and 3,562,238 shares of our outstanding Series B Preferred Stock, each of which is convertible into one share of our common stock. Franklin Resources, Inc. is our second largest stockholder, owning approximately 5% of our common stock as of December 31, 2006. Because of their large holdings of our capital stock relative to other stockholders, each of these two stockholders acting individually, or together, have a strong influence over matters requiring approval by our stockholders.

The market price of our common stock has been and may continue to be subject to wide fluctuations.

Our stock price historically has been, and may continue to be, volatile. Various factors contribute to the volatility of our stock price, including, for example, quarterly variations in our financial results, new product introductions by us or our competitors and general economic and market conditions. While we cannot predict the individual effect that these factors may have on the market price of our common stock, these factors, either individually or in the aggregate, could result in significant volatility in our stock price during any given period of time. Moreover, companies that have experienced volatility in the market price of their stock often are subject to securities class action litigation. If we were the subject of such litigation, it could result in substantial costs and divert management’s attention and resources.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new regulations promulgated by the Securities and Exchange Commission and the rules of the NASDAQ Global Select Market, are resulting in increased general and administrative expenses for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we have and expect to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies, our business may be harmed.

We have implemented anti-takeover provisions, which could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders.

Provisions of our certificate of incorporation, bylaws and Delaware law, as well as other organizational documents could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

•	authorized “blank check” preferred stock;

•	prohibiting cumulative voting in the election of directors;

•	limiting the ability of stockholders to call special meetings of stockholders;

•	requiring all stockholder actions to be taken at meetings of our stockholders; and

•	establishing advance notice requirements for nominations of directors and for stockholder proposals.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the Common Stock by the selling stockholder. All net proceeds from the sale of the Common Stock covered by this Prospectus will go to the selling stockholder.

SELLING STOCKHOLDER

Up to 662,434 shares of common stock are being offered by this prospectus, all of which are being offered for resale for the account of the selling stockholder. Unless other noted below, the shares being offered were issued to the selling stockholder pursuant to two stand-alone restricted stock purchase Agreements, each of which is dated October 10, 2006, by and between Nuance and Donald Hunt. The selling stockholder may from time to time offer and sell pursuant to this prospectus any or all of the Shares being registered.

The following table sets forth information for the selling stockholder as of March 31, 2007. Beneficial ownership is determined in accordance with the Securities and Exchange Commission rules and includes securities that the selling stockholder has the right to acquire within 60 days after March 31, 2007. We believe that the selling stockholder has sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by him. The selling stockholder may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered.

Number of Shares
	Number of Shares	Number of Shares	to be Beneficially
	Owned Prior to	Registered for	Owned After
Name	Offering	Sale Hereby	Offering

Donald Hunt(1)	662,434 (2)	662,434 (2)	0 (3)

(1)	Donald Hunt is our Senior Vice President, Worldwide Sales.

(2)	This prospectus also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

(3)	Assumes sale of all of the shares offered; however, the selling stockholder may or may not sell any of the offered shares.

PLAN OF DISTRIBUTION

The selling stockholder and any of his pledgees, assignees and successors-in-interest may, from time to time, sell any or all of the shares of common stock beneficially owned by them and offered hereby directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. The selling stockholder may use any one or more of the following methods when selling shares:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	through the settlement of short sales;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this Prospectus.

In addition, the selling stockholder or his successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholder. The selling stockholder may also sell shares short and deliver the shares to close out such short positions. The selling stockholder or his successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus.

Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. If the selling stockholder effects such transactions through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal, or both (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be less than or in excess of those customary in the types of transactions involved).

The selling stockholder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by him and, if he defaults in the performance of his secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this Prospectus, or under an amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this Prospectus.

The selling stockholder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The selling stockholder has informed us that he does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. If the selling stockholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a prospectus supplement, if required pursuant to Rule 424(c) under the Securities Act of 1933, setting forth:

•	the name of each of the participating broker-dealers;

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealers, where applicable;

•	a statement to the effect that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus; and

•	any other facts material to the transaction.

There can be no assurance that the selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this Prospectus forms a part.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, or the selling stockholder may be entitled to contribution. We may be indemnified by the selling stockholder against civil liabilities, including liabilities under the Securities Act that may arise from written information furnished to us by the selling stockholder specifically for use in this Prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

The selling stockholder does not intend to use any means of distributing or delivering the Prospectus other than by hand or the mails, and the selling stockholder does not intend to use any forms of prospectus other than printed prospectuses.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradeable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares of Common Stock offered by this Prospectus has been passed upon for Nuance Communications, Inc. by Garrison R. Smith, Esq., Director, Corporate Legal Services of Nuance. Mr. Smith is paid a salary by Nuance, is a participant in various employee benefit plans offered to employees of Nuance generally, and has options to purchase shares of Nuance Common Stock.

EXPERTS

The consolidated balance sheets of Nuance Communications, Inc. as of September 30, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the two years in the period ended September 30, 2006, and for the nine-month period ended September 30, 2004, incorporated by reference into this Prospectus have been so incorporated in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Bluestar Resources Limited, as of December 31, 2006 and 2005, and for the years then ended, included in Nuance Communications, Inc.’s Current Report on Form 8-K/A dated April 17, 2007, have been audited by S.R. Batliboi & Associates (a member firm of Ernst & Young Global), independent auditors as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance on such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Dictaphone Corporation as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005 incorporated by reference into this Prospectus by reference from the Nuance Communications, Inc. Current Report on Form 8-K/A dated June 2, 2006, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated statements of operations, changes in stockholders’ equity and cash flows of Dictaphone Corporation and its subsidiaries for the year ended December 31, 2003 incorporated by reference into this Prospectus by reference from the Nuance Communications, Inc. Current Report on Form 8-K/A dated June 2, 2006, have been audited by Grant Thornton LLP, an independent registered public accounting firm, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and the related financial statement schedules of the former Nuance Communications, Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 and the related financial statement schedules incorporated in this Prospectus by reference from the Nuance Communications, Inc. (formerly known as ScanSoft, Inc.). Current Report on Form 8-K dated September 15, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited historical financial statements of Phonetic Systems Ltd. as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004 incorporated into this Prospectus by reference from the Nuance Communications, Inc. Current Report on Form 8-K/A dated April 18, 2005, have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange

Act of 1934 subsequent to the date of this registration statement until the selling stockholder listed on page 10 of this Form S-8/S-3 sell all of the shares of our Common Stock registered under this Prospectus:

1. Nuance’s registration statement on Form 8-A, as filed with the SEC on October 20, 1995;

2. Nuance’s annual report on Form 10-K/A for the year ended September 30, 2006, as filed with the SEC on December 15, 2006 (as amended on January 29, 2007);

3. Nuance’s current report on Form 8-K/A, as filed with the SEC on April 18, 2005, reporting under Item 9.01;

4. Nuance’s current report on Form 8-K, as filed with the SEC on September 16, 2005, reporting under Items 1.01, 2.01, 2.05, 3.02, 5.02, and 9.01;

5. Nuance’s current report on Form 8-K/A, as filed with the SEC on June 2, 2006, reporting under Item 9.01;

6. Nuance’s current report on Form 8-K, as filed with the SEC on November 8, 2006, reporting under Items 1.01 and 9.01;

7. Nuance’s current report on Form 8-K, as filed with the SEC on December 11, 2006, reporting under Items 3.02, 8.01 and 9.01;

8. Nuance’s current report on Form 8-K, as filed with the SEC on December 19, 2006 (as amended on December 27, 2006), reporting under Item 5.02;

9. Nuance’s quarterly report on Form 10-Q for the quarter ended December 31, 2006, as filed with the SEC on February 9, 2007;

10. Nuance’s preliminary proxy statement, as filed with the SEC on February 15, 2007;

11. Nuance’s definitive proxy statement, as filed with the SEC on February 26, 2007;

12. Nuance’s current report on Form 8-K, as filed with the SEC on February 27, 2007, reporting under Items 1.01, 3.02, 7.01 and 9.01;

13. Nuance’s definitive proxy statement additional materials, as filed with the SEC on March 15, 2007;

14. Nuance’s current report on Form 8-K, as filed with the SEC on March 15, 2007, reporting under Items 5.02, 8.01 and 9.01;

15. Nuance’s current report on Form 8-K, as filed with the SEC on March 19, 2007, reporting under Items 1.01 and 9.01;

16. Nuance’s current report on Form 8-K, as filed with the SEC on March 22, 2007, reporting under Item 1.01;

17. Nuance’s current report on Form 8-K, as filed with the SEC on March 28, 2007, reporting under Items 2.01, 5.02 and 9.01;

18. Nuance’s current report on Form 8-K/A, as filed with the SEC on April 17, 2007, reporting under Item 9.01.

This Prospectus is part of a Registration Statement filed with the SEC under the Securities Act of 1933. This Prospectus does not contain all of the information set forth in the Registration Statement. You should read the Registration Statement for further information about Nuance and our common stock.

Documents incorporated by reference are available from us, without charge, excluding all exhibits unless specifically incorporated by reference in the documents. You may obtain documents incorporated by reference in this Prospectus by writing to us at the following address or by calling us at the telephone number listed below:

Nuance Communications, Inc.
1 Wayside Road
Burlington, Massachusetts 01803
Attn: Investor Relations
(781) 565-5000

You should rely only on the information incorporated by reference or provided in this Prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this Prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room in Washington, D.C., located at 100 F Street, N.E. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public over the internet from the SEC’s web site at www.sec.gov, or our web site at www.nuance.com (which is not intended to be an active hyperlink in this prospectus). The contents of our website are not incorporated by reference in or otherwise a part of this prospectus.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.	INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents and information previously filed with the Commission by the Company are hereby incorporated in this Registration Statement by reference:

1. Nuance’s registration statement on Form 8-A, as filed with the SEC on October 20, 1995;

2. Nuance’s annual report on Form 10-K/A for the year ended September 30, 2006, as filed with the SEC on December 15, 2006 (as amended on January 29, 2007);

3. Nuance’s current report on Form 8-K/A, as filed with the SEC on April 18, 2005, reporting under Item 9.01;

4. Nuance’s current report on Form 8-K, as filed with the SEC on September 16, 2005, reporting under Items 1.01, 2.01, 2.05, 3.02, 5.02, and 9.01;

5. Nuance’s current report on Form 8-K/A, as filed with the SEC on June 2, 2006, reporting under Item 9.01;

6. Nuance’s current report on Form 8-K, as filed with the SEC on November 8, 2006, reporting under Items 1.01 and 9.01;

7. Nuance’s current report on Form 8-K, as filed with the SEC on December 11, 2006, reporting under Items 3.02, 8.01 and 9.01;

8. Nuance’s current report on Form 8-K, as filed with the SEC on December 19, 2006 (as amended on December 27, 2006), reporting under Item 5.02;

9. Nuance’s quarterly report on Form 10-Q for the quarter ended December 31, 2006, as filed with the SEC on February 9, 2007;

10. Nuance’s preliminary proxy statement, as filed with the SEC on February 15, 2007;

11. Nuance’s definitive proxy statement, as filed with the SEC on February 26, 2007;

12. Nuance’s current report on Form 8-K, as filed with the SEC on February 27, 2007, reporting under Items 1.01, 3.02, 7.01 and 9.01;

13. Nuance’s definitive proxy statement additional materials, as filed with the SEC on March 15, 2007;

14. Nuance’s current report on Form 8-K, as filed with the SEC on March 15, 2007, reporting under Items 5.02, 8.01 and 9.01;

15. Nuance’s current report on Form 8-K, as filed with the SEC on March 19, 2007, reporting under Items 1.01 and 9.01;

16. Nuance’s current report on Form 8-K, as filed with the SEC on March 22, 2007, reporting under Item 1.01;

17. Nuance’s current report on Form 8-K, as filed with the SEC on March 28, 2007, reporting under Items 2.01, 5.02 and 9.01;

18. Nuance’s current report on Form 8-K/A, as filed with the SEC on April 17, 2007, reporting under Item 9.01.

In addition, all documents subsequently filed with the Commission by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act on or after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereunder have been sold or which deregisters all securities then remaining unsold under this Registration Statement (other than Current Reports on Form 8-K containing Regulation FD disclosure furnished under Item 7.01 or Results of Operations and Financial Condition disclosure furnished under Item 2.02 and exhibits relating to such disclosures, unless otherwise specifically stated in such Current Report on Form 8-K), shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4.	DESCRIPTION OF SECURITIES

Inapplicable.

ITEM 5.	INTERESTS OF NAMED EXPERTS AND COUNSEL

The validity of the securities being registered pursuant to this Registration Statement has been passed upon for Nuance Communications, Inc. by Garrison R. Smith, Esq., Director, Corporate Legal Services of Nuance. Mr. Smith is paid a salary by Nuance, is a participant in various employee benefit plans offered to employees of Nuance generally, and has options to purchase shares of Nuance Common Stock.

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145(a) of the General Corporation Law of the State of Delaware (“Delaware Corporation Law”) provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, subject to certain additional limitations.

Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

Article XI of the Restated Certificate of Incorporation, as amended, of the Registrant authorizes the Registrant, subject to certain limited exceptions, to indemnify its directors and officers to the fullest extent permitted by the Delaware Corporation Law. Article II, Section 6 of the Amended and Restated Bylaws of the Registrant, however, require the Registrant to indemnify its directors and officers to the fullest extent permitted by the Delaware Corporation Law. The directors and officers of the Registrant are insured under policies of insurance maintained by the Registrant, subject to the limits of the policies, against certain losses arising from any claims made against them by reason of being or having been such directors or officers. In addition, the Registrant has entered into contracts with certain of its directors providing for indemnification of such persons by the Registrant to the full extent authorized or permitted by law, subject to certain limited exceptions.

ITEM 7.	EXEMPTION FROM REGISTRATION CLAIMED

The issuance of the shares being offered by the Form S-8/S-3 resale prospectus were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder.

ITEM 8.	EXHIBITS

Exhibit
Number		Description of Document

4	.1(1)	Nuance Communications, Inc. Stand-Alone Stock Option Agreement with Donald Hunt dated October 10, 2006
4	.2(1)	Nuance Communications, Inc. Stand-Alone Restricted Stock Purchase Agreement with Donald Hunt dated October 10, 2006
4	.3(1)	Nuance Communications, Inc. Stand-Alone Restricted Stock Purchase Agreement with Donald Hunt dated October 10, 2006
4	.4*	Nuance Communications, Inc. Form Stand-Alone Stock Option Agreement (new employees)
4	.5*	Nuance Communications, Inc. Form Stand-Alone Restricted Stock Unit Agreement (new employees)
5	.1*	Legal Opinion of Garrison Smith, Director, Corporate Legal Services of Nuance Communications, Inc.
23	.1*	Consent of S.R. Batliboi & Associates
23	.2*	Consent of BDO Seidman, LLP
23	.3*	Consent of PricewaterhouseCoopers LLP
23	.4*	Consent of Grant Thornton LLP
23	.5*	Consent of Deloitte & Touche LLP
23	.6*	Consent of Kost Forer Gabbay & Kasierer

*	Filed herewith

(1)	Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q (No. 0-27038) for the fiscal quarter ended December 31, 2006, filed with the Commission on February 9, 2007.

ITEM 9.	UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s Annual Report pursuant to section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8/S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Burlington state of Massachusetts, on April 17, 2007.

Nuance Communications, Inc.

By:	/s/ Paul A. Ricci
Paul A. Ricci
Chair of the Board and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Nuance Communications, Inc. hereby constitute and appoint Paul A. Ricci and James R. Arnold, Jr., and each of them individually, our true and lawful attorney-in-fact, with full power of substitution, to sign for us and in our names in the capacities indicated below the Registration Statement filed herewith and any and all amendments to said Registration Statement, and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Nuance Communications, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to said Registration Statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and Power of Attorney has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul A. Ricci Paul A. Ricci	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	April 17, 2007

/s/ James R. Arnold, Jr. James R. Arnold, Jr.	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	April 17, 2007

/s/ Steven E. Hebert Steven E. Hebert	Chief Accounting Officer (Principal Accounting Officer)	April 17, 2007

/s/ Charles W. Berger Charles Berger	Director	April 17, 2007

Robert J. Frankenberg	Director

/s/ Jeffrey A. Harris Jeffrey Harris	Director	April 16, 2007

/s/ William H. Janeway William H. Janeway	Director	April 16, 2007

Signature	Title	Date

/s/ Katharine A. Martin Katharine A. Martin	Director	April 16, 2007

Mark B. Myers	Director

Philip Quigley	Director

/s/ Robert G. Teresi Robert G. Teresi	Director	April 16, 2007

EXHIBIT INDEX

Exhibit
Number		Description of Document

4	.1(1)	Nuance Communications, Inc. Stand-Alone Stock Option Agreement with Donald Hunt dated October 10, 2006
4	.2(1)	Nuance Communications, Inc. Stand-Alone Restricted Stock Purchase Agreement with Donald Hunt dated October 10, 2006
4	.3(1)	Nuance Communications, Inc. Stand-Alone Restricted Stock Purchase Agreement with Donald Hunt dated October 10, 2006
4	.4*	Nuance Communications, Inc. Form Stand-Alone Stock Option Agreement (new employees)
4	.5*	Nuance Communications, Inc. Form Stand-Alone Restricted Stock Unit Agreement (new employees)
5	.1*	Legal Opinion of Garrison Smith, Director, Corporate Legal Services of Nuance Communications, Inc.
23	.1*	Consent of S.R. Batliboi & Associates
23	.2*	Consent of BDO Seidman, LLP
23	.3*	Consent of PricewaterhouseCoopers LLP
23	.4*	Consent of Grant Thornton LLP
23	.5*	Consent of Deloitte & Touche LLP
23	.6*	Consent of Kost Forer Gabbay & Kasierer

*	Filed herewith

(1)	Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q (No. 0-27038) for the fiscal quarter ended December 31, 2006, filed with the Commission on February 9, 2007.